SUMMARY APPRAISAL REPORT

OF

The Real Property of Reeves Telecom Limited Partnership
Boiling Spring Lakes, Brunswick County, NC 28461

PREPARED FOR

Mr. Davis P. Stowell
President – Grace Property Management, Inc.
General Partner – Reeves Telecom Limited Partnership
55 Brookville Road
Glen Head, NY 11545

PREPARED BY

Hector R. Ingram, MAI
Ingram and Company, Inc.
2715 Ashton Drive, Suite 102
P.O. Box 1384
Wilmington, North Carolina 28402-1384
(910) 763-9096
www.ncappraiser.com

EFFECTIVE DATE OF VALUE

December 31st, 2009

DATE OF REPORT

January 2010

File # 4313HRI

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 2

INGRAM & COMPANY, INC
REAL ESTATE APPRAISERS & CONSULTANTS

P. O. Box 1384
Wilmington, NC 28402-1384
Telephone (910) 763-9096 Facsimile (910) 763-8358
E-MAIL ingram@ncappraiser.com
www.ncappraiser.com

February 25th, 2010

Mr. Davis P. Stowell
President – Grace Property Management, Inc.
General Partner – Reeves Telecom Limited Partnership
55 Brookville Road
Glen Head, NY 11545

Re:	Appraisal of the Real Property of Reeves Telecom Limited Partnership, Boiling Spring Lakes, Brunswick County, NC 28461

Dear Mr. Stowell:

At your request, I have appraised the above referenced real property. The purpose of this summary appraisal report was to estimate the market value, as defined within the report. This report is intended to assist you in determining a market value of the subject for SEC filing purposes.

As a summary appraisal, the use of this appraisal is limited to you, your authorized agents, the partners of Reeves Telecom LP and the officials of the SEC. It may not be further distributed, reproduced or utilized by any other person without my written permission. It specifically may not be used by any financial institution for loan underwriting or collateral analysis without my written permission.

Based on my visit to the site and analysis of market data, I estimated the value of the property to be:

Value	Condition	Rights Appraised	Valuation Date	Value Opinion
Bulk Discounted Market Value to One Buyer	As Is	Fee Simple	12/31/09	$2,455,000 *

* Based on the extraordinary assumption of this report

This letter is not a complete appraisal, but rather it is simply a statement of the findings of the summary appraisal report, a copy of which is attached. This letter must remain attached to the report for the value opinion to remain valid. The accompanying report (including exhibits and addenda), and the information retained in our file for the subject, contain the introductory and descriptive material, the investigative process of collecting market data and the processing of it into conclusions of highest and best use and, ultimately, defined market value of the subject. The subject’s file is available for your review.

Hector Ingram, MAI • Dale Myrick, MAI, CCIM
Tracy Milligan • Catherine Julius • Renee Coffey • Will Neely • Sharon Buie • Spence Temple

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 3

Reeves Telecom LP
FN 4313HRI

All estimates and conclusions are subject to the Assumptions and Limiting Conditions in which context the report was written. Further, in accordance with the client’s desire for a single value estimate, the reader should be aware that the assigned value shown above is, in our opinion, the most probable value within a likely range for the subject.

Thank you for the opportunity to be of service to you. Please advise us if any portion of the report requires explanation.

Respectfully submitted,

Hector R. M. Ingram, MAI North Carolina State Certified General Appraiser A-2993

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 4

SUMMARY OF SALIENT FACTS

Property Identification:	The remaining real property assets of Reeves Telecom LP

Property Type:	Residential and commercial land and an administrative office building

Property Address:	Boiling Spring Lakes, NC 28461

Property Location:	Within the Town limits of Boling Spring Lakes in Brunswick County,
North Carolina

Owner of Record:	Reeves Telecom LP

Objective of the Appraisal:	Fee Simple Market Value, As Is

Date of Site Visit:	01/19/09
Date of Value:	12/31/09
Date of Report:	January 2010

Extraordinary Assumption:
That the 893 parcels listed by the Brunswick County Registry incorporates the inventory provided by the developer.  The developer indicated an inventory of 1,077 residential lots, 4 large residential parcels, several commercial parcels and an administrative building.  It appears that the tax assessor has combined some of the developer’s individual lots into larger single parcels.  Cross verification of the public record and the developer’s record would be an enormous task and beyond the scope of this assignment.  I have assumed that the developer’s inventory is correct.

Hypothetical Conditions:	None

Site Area:	1,077 residential lots, 4 large residential parcels totaling 240 acres, several commercial parcels totaling 219 acres and an administrative building site, all of various sizes.

Improvements:	The only contributing improvement is a sales and administrative building of approximately 1,269 SF.

Zoning:	Various – Residential and commercial

Easements & Encroachments:	None noted by management to impact the value of the subject

Marketing Period:	12 Months

Value Opinion:	$2,455,000 (based on the extraordinary assumption of this report)

Inspecting Appraiser:	Hector Ingram, MAI

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 5

SUBJECT AERIAL MAP – BOILING SPRING LAKES

SUBJECT LOCATION MAP

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 6

DESCRIPTION OF THE REPORT
This is a Summary Appraisal Report which is intended to comply with the reporting requirements set forth under the Uniform Standards of Professional Appraisal Practice (USPAP) for a Summary Appraisal Report. As such it represents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated below. The appraiser is not responsible for unauthorized use of this report.

CLIENT:	Mr. Davis P. Stowell
President – Grace Property Management, Inc.
General Partner – Reeves Telecom LP
55 Brookville Road
Glen Head, NY 11545

APPRAISER:	Hector R. Ingram, MAI
Ingram and Company, Inc.
Post Office Box 1384
Wilmington, NC 28402-1384

SUBJECT:	The Real Property of Reeves Telecom LP
Boiling Spring Lakes, Brunswick County, NC 28461

OWNER OF RECORD:	Reeves Telecom LP
3142 George II Highway
Southport, NC 28461

INSTRUCTIONS TO THE APPRAISER
The client has requested that I appraise the fee simple value of the subject as of December 31st, 2009.

PURPOSE AND INTENDED USE OF THE APPRAISAL
The purpose of the appraisal is to develop and report the appraiser’s best opinion of the market value of the subject’s real property as of the date of inspection. It is my understanding that this report will be used to determine a market value for SEC filing purposes.

CLIENT AND INTENDED USER
Reeves Telecom LP, it successors and/or assigns.

DEFINITION OF MARKET VALUE
Market Value means the most probable price that a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently, knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 7

1.	Buyer and seller are typically motivated;
2.	Buyer and seller are well informed or well advised, and each acting in what he considers his own best interest;
3.	A reasonable time is allowed for exposure in the open market;
4.	Payment is made in terms of cash in US dollars or in terms of financial arrangements comparable thereto; and
5.	The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Further descriptive information, including a legal reference, is included in the paragraphs below; and a more complete description of the physical and legal characteristics of the real estate is included later in the report.

IDENTIFICATION OF THE PROPERTY/LEGAL DESCRIPTION
The subject property consists of the 1077 platted lots, 4 vacant tracts, commercial land tracts, an abandoned former post office building and the sales and administration office, which are the remaining real property assets of Reeves Telecom LP and its related entities. With such a large number of properties, it is not practical to identify each lot or tract individually. I have retained details from the public record that identify the subject in my work file.

SUBJECT’S SUITABILITY FOR DEVELOPMENT
The appraiser’s opinion of value is based upon the assumption that there are no hidden or unapparent conditions of the property that might make an impact upon buildability. The appraiser recommends due diligence be conducted through the local building department or municipality to investigate the suitability of the various sites for development. The appraiser makes no representations, guarantees or warranties. I have based this analysis on the information provided to me by Mr. Rudy Dixon, the on -site manager for Reeves Telecom, LP. The reader should be aware that a large portion of the subject’s platted lots and areas of the four tracts are unsuitable for development due to their poor (hydric) soil conditions. The identification of the lots that have been designated “unbuildable” has been provided to me by Mr. Dixon based on previous studies by other parties. I have relied on this information on forming my value opinion.

EXTRAORDINARY ASSUMPTION
An extraordinary assumption is an assumption, directly related to a specific assignment, which if found to be false, could alter the appraiser’s opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about integrity of data used in the analysis. There is one extraordinary assumption that applies to the subject of this appraisal:

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 8

●
That the 893 parcels listed by the Brunswick County Registry are essentially the same as the developer indicated inventory of 1,077 lots, 4 large parcels, some commercial land and an administrative building. It appears that the tax assessor has combined some of the developer’s individual lots into larger single parcels. Cross verification of the public record and the developer’s record would be an enormous task. I have assumed that the developer’s inventory is correct.

HYPOTHETICAL CONDITION
A hypothetical condition is that which is contrary to what exists but is supposed for the purposes of the analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about integrity of data used in the analysis. There are no hypothetical conditions that apply to the subject of this appraisal.

PROPERTY INTEREST APPRAISED
The expressed value opinion considers only the fee simple interest in the subject property. The value conclusion is the bulk sales value of all the lots in a single transfer to a single buyer.

EFFECTIVE DATE
“As Is”, December 31st, 2009.

DATE OF THE REPORT
January 2010

SCOPE OF THE APPRAISAL
The scope of the appraisal is the estimation of market value for real property which involves a systematic process of defining the problem; defining the work, and acquiring the available data, which is then classified, analyzed and interpreted into an estimate of value.

THE APPRAISAL PROBLEM The appraisal problem is to form an opinion of the market value of the unsold properties held by Reeves Telecom, LP and which are all located in the area of Boiling Spring Lakes. The value of the sale of all of the remaining assets to a single buyer in a single transaction. The assets remaining to be sold include 1,077 residential platted lots, many of which are undevelopable, four undeveloped large tracts, some roadfront commercial land and a sales and administration building.

The general economy of the area in which the subject is located and the market of which it is a part have been analyzed. Consideration is also afforded its specific location and surrounding influences with respect to economic factors.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 9

This appraisal concerns itself with the fee simple “bulk sale “value of the subject property as of the date of valuation, which is December 31st, 2009. In accordance with USPAP, this involves the following steps:

●	Identification of the subject property;
●	Understanding the intended use of the appraisal report;
●	Applying the appropriate valuation methodology;
●	Analyzing the comparable data to arrive at a probable range of value via the appropriate approach(s) to value;
●	Reconciling the results of the utilized approach(s) into a defensible final opinion of value, and
●	Estimating a reasonable marketing time for the subject.

Of the three generally accepted approaches to value, the Sales Comparison methodology is used to determine the retail values of the component parts of the subject, and the Income Approach is used to show the discounted net present value of the bulk sale. This methodology, sometimes called the “subdivision Method” is typical for the valuation of a large number of subdivided lots.

SOURCES Information has been collected from numerous primary and secondary sources, including the following: US Bureau of the Census; local, federal, and state land use regulations and publications; the local courthouse and tax office; local real estate agents and developers; the appraiser's files. References are provided where considered appropriate, and additional documentation is retained in the appraiser's files and is available upon request. All sources, particularly those relating to comparable sales are considered to be reliable; however, no responsibility is assumed for their accuracy, beyond a reasonable effort to obtain verification.

Ingram & Company, Inc.

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REGION AND AREA ANALYSIS – BRUNSWICK COUNTY

LOCATION; Brunswick County is located in the southeastern corner of North Carolina, southwest of Wilmington and New Hanover County, east of Columbus County and just to the north of Horry County and Myrtle Beach, South Carolina. It was originally formed from parts of Bladen and New Hanover Counties. The County seat is Bolivia, which is located centrally in the County.

Ingram & Company, Inc.

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Primarily a drive-to destination, Brunswick County is within a day’s drive of many cities along the eastern seaboard. Driving distances from major cities are shown in the following chart.

City	Distance (mi.)	City	Distance (mi.)
Atlanta, GA	423	Myrtle Beach, SC	50
Charlotte, NC	195	Norfolk, VA	291
Chicago, IL	1014	Miami, FL	780
Charleston, SC	153	New York, NY	623
Cincinnati, OH	664	Richmond, VA	279
Detroit, MI	871	Washington DC	389

POPULATION Brunswick County consists of 1,050 square miles, with the entire southern line of the county bordering on the Atlantic Ocean. Area beaches include Ocean Isle, Sunset, Holden, Caswell and Oak Island. With all of the natural beauty, as well as the mild climate, the county’s main economic resources are tourism and retirement. The beach populations are increased in the summer by as much as 25 times the normal year round population. The following table shows the 2008 population and County demographics.

Estimated Population – 2008	105,801
Median Age	40.3
18 Years and Over	82,881
65 Years and Over	29,455
Total Housing Units	75,579
Median Family Income	$55,075
Average High Temperature	73 Degrees
Average Low Temperature	51 Degrees
Average Rainfall	51 Inches

The U.S. Census Bureau’s 2007 American Community Survey estimated that the population in Brunswick County was 99,214 people, with approximately 80% of those citizens being 18 years old or older. The U.S. Census estimates show Brunswick County as the 17th fastest growing county in the nation, from July 2006 to July 2007, with 19 new people moving to the county each day. This is down from 14th fastest just a year earlier.

Growth in many areas in the state has seen a large downward turn in the housing market, and it appears Brunswick County is following this trend. Despite the fact that almost 50 new subdivisions with almost 14,000 units were approved from June 2006 to July 2007, many are now sitting idle with sales of new homes and lots basically stagnant. For example from 2005 to 2006, the County added 2,500 new water customers which declined to1,652 in 2007. The following chart shows the decrease in building permits for all property types and their decrease between 2007 and 2008.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 12

	Single Family	Acc Buildings	Signs	Commercial	Mobile Homes	Modular Homes	Sub-Total Dwelling	Sub-Total Commercial	Total Building
2007
Jan	73	59	5	14	18	10	101	19	120
Feb	74	62	9	88	33	6	113	97	210
Mar	81	69	2	21	31	9	121	23	144
Apr	86	87	5	24	39	8	133	29	162
	10
May	7	49	10	13	20	12	139	23	162
Jun	71	83	5	22	28	8	107	27	134
Jul	62	77	10	22	19	15	96	32	128
Aug	78	73	7	13	21	7	106	20	126
Sep	68	49	5	27	22	8	98	32	130
Oct	77	53	3	12	28	9	114	15	129
Nov	41	47	9	9	13	10	64	18	82
Dec	41	44	4	14	23	8	72	18	90
							126
Total							4	353	1617
2008
Jan	55	58	8	23	12	8	75	31	106
Feb	66	57	7	18	22	5	93	25	118
Mar	87	51	3	11	17	5	109	14	123
April	62	58	4	25	21	2	85	29	114
May	46	55	12	17	18	4	68	29	97
June	52	59	11	11	16	6	74	22	96
July	46	55	1	11	15	12	73	12	85
August	59	54	6	24	15	7	81	30	111
September	22	50	6	10	17	18	57	16	73
October	42	42	7	19	11	5	58	26	84
November	22	31	3	15	11	4	37	18	55
December	17	44	4	15	12	5	34	19	53
Annual Total							844	271	1115
2009
Jan	26	34	9	4	8	4	38	13	51
February	24	32	3	6	12	2	38	9	47
March	36	42	5	3	6	4	46	8	54
April	32	44	2	20	12	6	50	22	72

Change 2007-2008
Dwellings 33%
Commercial 23%
Combined 31%

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 13

ROADS U.S. Highway 17 is the major corridor through the county, running from New Hanover County southwest through Brunswick to Horry County in South Carolina. NC Highway 87 runs east to west across the county and NC Highway 133 runs north and south from Leland to Southport. There is a small airport located in the Southport/Oak Island area. However, most air travelers use the much larger Wilmington International Airport located in New Hanover County.

Right of way acquisition of the Wilmington I -140 Outer Loop from US 421 to US 17 South is underway with completion expected within 4-5 years. This will complete the Wilmington By-Pass to I-40 and facilitate the heavy summer beach traffic. As part of this project a 4th bridge over the Cape Fear River is proposed. The Cape Fear Skyway is a proposed toll bridge to be built over the Cape Fear River between Independence Blvd. in Wilmington to US Highway 17 near Towne Creek in Brunswick County. The proposed bridge will cost between $415 and $885 million. The project should start in 2015. The outer loop is shown on the following map.

GENERAL DEVELOPMENT Brunswick County is officially in recession, and the latest employment data show that the job market has been contracting since early 2008. In particular, very large revisions were made to construction employment estimates.

Ingram & Company, Inc.

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Whereas previous estimates showed relatively stable construction employment levels since 2007, revisions revealed that the industry has shed nearly 25% of its workforce since mid-2007, consistent with the housing bust that the area is undergoing. The unemployment rate has climbed above 10% recently as a result of a still robustly expanding labor force that could not be absorbed by the job market.

Historically, while growth along and inland from the Brunswick County beaches had been rapid since 1990, it is this part of the County that has suffered the most from the economic situation. There are multiple developments in the central and southern part of the County that resemble ghost towns. Many of these developments sold lots but failed before infrastructure was in place. Some of these lots do not have water or sewer and some do not even have roads in place to access their property. Brunswick County may have to step in and recover bond money to finish the water, sewer and roads in some of these developments. The northern end of the County has not been hit quite as hard, most likely as there are more year-round residents because of the close proximity to Wilmington and the developments in this area were designed with this in mind.

The Leland area has historically been a more economically depressed area. But with the recent residential and commercial development in Magnolia Greens and Waterford on US 17, it has become one of the most desirable locations in the County. Golf course communities such as Magnolia Greens and the adjacent Waterford of the Carolinas were extremely successful between 2003 and 2006 with single family homes averaging $250,000 to $350,000. In late 2007, Wal-Mart opened a Superstore on US 17 in Leland with new restaurants, retail and office project popping up all around.

One of the newer developments in the Leland area is Brunswick Forest. Upon completion, this 4,000-acre mixed-use community will contain approximately 9,950 single family and multi-family homes. There will be several different neighborhoods within the development, as well as commercial development. A new project, Compass Pointe, on US 74/76 is well underway with 4,200 to 4,500 housing units at build-out in about 15 years. Underground utilities are installed, road are in, bridges are built and most of the retention ponds have been finished. Lots in this gated community range from the $70,000s to $180,000, and townhomes and houses range from the $160,000s to the $500,000s.

The Bluffs on the Cape Fear is a gated waterfront development located on the Cape Fear River northwest of Leland, The 600 acre development comprises about 700 lots. Recent conversations with the developer indicate that sales have almost completely stopped.

Hawkeswater at the River, which adjoins Belville Elementary School, has completed the entire infrastructure and a number of houses are under way, according to Charles Poindexter of LNC Group, a local sales and marketing firm. Some of the approximately 400 lots have been sold in this 200-acre development. It is situated across NC 133 from the Cape Fear River and has a proposed waterfront amenity.

Ingram & Company, Inc.

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Development along the NC 133 corridor between Leland and Southport has also been successful. Westport and Mallory Creek are two newer developments that include single family as well as multi -family homes in varying price ranges. Growth is creeping south from Leland and north from Southport.

In 2006, the Brunswick County Commissioner announced that a major International Port will be built in the Southport area, and a 1,200 acre site has been acquired north of Southport. Due diligence is under way.

There are also plans to build the Coastal Events Center on NC 211. This facility will act as a convention center with meeting and concert space, as well as having outside recreation areas.

Below is the Brunswick County Future Land Use Map. Note that most of the development (black shaded areas) is occurring along the coastal areas, as well as the northeastern portion of the County. This portion of the County has been slow to grow due to high wetland ratios and lack of utilities. However, utilities are now widely available.

Ingram & Company, Inc.

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In summary, the hardest hit areas of Brunswick County remain the western and southern portions. These areas have a high component of residents who purchased their second homes to be close to the beaches. In times of recession, the luxury of a second home would be an easy item to eliminate. Many subdivisions that came on line in the past couple of years sit vacant with sales stalled. Some subdivisions have lots that sold prior to infrastructure being put in place. The developers are hard-hit financially and some are finding it to be impossible to finish, or in some cases, begin the infrastructure. Various municipalities are starting to step in and call in the requisite bonds in order to provide lot owners access and utilities to their lots. The situation at the southern end of Brunswick County is particularly dire as its proximity to Myrtle Beach puts developments in that market as well. The Myrtle Beach area, as with most vacation spots, has been significantly adversely impacted by the economic downturn. There is an overabundance of vacant lots and single-family homes in all of Brunswick County, but particularly the southern and western ends. It will take some years for the current inventory to be absorbed. In the meantime, developers are offering steep discounts for lots and still not seeing much activity.

Ingram & Company, Inc.

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NEIGHBORHOOD DESCRIPTION

The subject neighborhood is defined as the Town of Boiling Spring Lakes. This is a combination retirement and resort community originally developed by Reeves Telecom Corporation and first marketed in 1961. It has a land area of 22.60 square miles and a 2008 population of 4,686, up from 2,972 in 2000. The extreme municipal limits cover a distance from east to west of some 7 miles and 8 miles from north to south in a very irregular shape. The following map identifies the Town limits (shaded in darker brown).

Near the eastern boundary, the town is traversed from north to south by the Military Ocean Terminal Sunny Point (MOTSU) railroad, a United States owned facility serving the US Army Sunny Point Ammunition Terminal to the south. Near the center, the town is traversed northwest to southeast by NC Highway 87 (George II Highway) and the southeast corner of the property fronts on NC 133. Near the center of the Town, and extending northeast to southwest is Boiling Spring Lake with tributary lakes extending northwest therefrom. Numerous other smaller lakes are scattered primarily in the eastern and southern portions of the town.

The physical development of Boiling Spring Lakes has consisted primarily of cutting, grading, paving or stabilizing roads, and the staking and platting of lots. The total road net consists of 113 miles, of which 39.5 miles are hard surfaced. The remainder are stabilized with gravel, soil or stone. Additional streets are platted but not improved, or may be negotiated by 4- wheel drive vehicles. Other development includes the stabilization of lakes by the erection of dams and spillways. There is a community 18-hole golf course with a club house (originally built by the developer, but sold WW Golf Service, LLC), a motel and sales and administrative buildings. The lakes and golf course provide many attractive homesites, but the inventory of lots ranges from 10-acre woodland lots to much smaller lots designated for mobile home use. The following map shows the land use patterns within the community.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 18

SUBBASIN
03-06-17
SUBBASIN
03-07-59
Legend
Boiling Spring Lakes Corporate Limits
Hydrology
Existing Land Use
Commercial
Office and Institutional
Residential-Agricultural
Recreation
Single-Family Residential
Vacant

Ingram & Company, Inc.

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The Town Manager estimates that there are over 2,000 dwellings, including 400 mobile homes. Most of the dwellings are occupied year-round and range from modest frame to very good quality brick veneer dwellings. The mobile homes are, in some instances, occupied seasonally for recreation purposes. The slow absorption over the life of the development can be explained to some extent by the sales program, which included medium term financing and attracted many future retirees, not desirous of building immediately upon purchase. Many of these earlier buyers are now building. Building and mobile home construction over the previous years are as follows.

	Building	Mobile Home
2001	105	19
2002	103	18
2003	122	9
2004	130	5
2005	171	*
2006	118	*
2007	98	*
2008	**	*
2009	**	*

*     Mobile home permit totals not available for these years, but single family permits likely include some.

**   The Town of Boiling Spring Lakes were unable to provide the total building permits issued during 2008 and 2009

The data indicate a strong upward trend in construction until 2007 when the local economy began to suffer along with the rest of the nation. The quality of new homes is also higher than the average in the community, and in some areas the new construction is significantly superior to even nearby dwellings, indicating a level of confidence in the community by new residents.

The Town is incorporated and is governed by a mayor and council, separate and apart from the developers. The Town maintains the streets, provides police protection and trash removal. Fire protection is by the Boiling Spring Lakes VFD. Electricity and cable are generally available throughout the town. The Brunswick County Utilities Department and/or the Town provide community water service to a portion of the community near the center and 1,100 dwellings in the area north and west of the main lake, and most of the area surrounding the golf course. No public waste disposal is available and this is the reason why many lots are undevelopable, as the soils would not support a septic tank system. Plans for a public system have been floated in the past, but to no avail. The developer installed a small community septic system that served several commercial lots along highway 87 in the center of town. Those lots have been sold, and it does not appear feasible to replicate or expand this system. The owners have no plans to develop a sewer system due to the problems associated with disposing effluent. Some outside developers have attempted to negotiate with the Town and the Nature Conservancy to locate effluent disposal areas so that small systems could be installed in some residential areas. To date, none of these has been successful. The possibility of a sewer system does raise the possibility of using some lots, now considered unsuited for development, but I think this is rather speculative.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 20

Elementary schools are available in Bolivia and Southport, each approximately 8 miles from the town. Middle and high schools are located in the town. Shopping is limited to convenience goods with a better selection in Southport. Full service retailers are located in Wilmington.

The developer transferred title of the major lake to a homeowners association, which subsequently transferred it to the Town in 1981. Title to most of the remaining lakes was transferred to the Town in 1995. Many of the lakes have at least one public access point. The homeowners association is separate from the developer and the Town government. The Town has had difficulty in maintaining the lakes to a reasonable depth as they have developed leaks. The Town believes that the leaks have been cured but the community is waiting on rain shed to fill them back up. The following photographs will give the reader an idea of the community.

George II Highway looking along the main commercial district.

George II Highway

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 21

Typical road front retail

Typical Lake View

Typical Golf Course view

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 22

Mid income housing in BSL

Main lake from the dam wall

Lake front development

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 23

Club house

Municipal buildings

New Security Savings branch.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 24

SUMMARY The subdivision and the resulting Town were developed on a modest scale, but are reasonably attractive. New homes continue to be constructed on lots that have been sold in the past, and there is an active resale market for both lots and houses. Recent years have shown an increase in sales and building activity, but this has slowed along with the rest of the economy since 2007. The size and quality of the newer homes is clearly increasing, demonstrating an increase in demand.

HISTORY OF THE BOILING SPRING LAKES DEVELOPMENT

The Boiling Spring Lakes Community began development in 1961 and Reeves Telecom was the original developer. The Town Manager estimates that the incorporated community comprises 22.6 square miles with a 2009 population of 4,500 and 2,000 dwellings.

Following its inception, the property was intensely marketed for approximately 15 years, during which time about 8,100 lots were sold. These sales were typically on a land contract or contract for deed basis with a small down payment and then modest monthly payments for ten years. A high percentage of the contracts were carried to completion. The land contract method of sales and financing was discontinued in 1982 and the current practice is to sell the lots for cash with financing from third party sources. None of the old contracts remain in force.

The volume of lot sales was very high during the period 1961 – 1975, during which time the property was heavily promoted. The volume diminished in 1976, and remained low through the mid seventies, due to a combination of factors. The most significant of these were a requirement to submit HUD reports, an engineering problem that caused the lake to drain, a reorganization of the ownership and the desire of the new owner to market the property as a whole (bulk sale), rather than to sell individual lots.

During the period in which the property was marketed as a whole, the lots were not actively marketed on an individual basis and there were no sales for more than ten years. During this period, the Town took over the ownership of most of the streets and parks, and some of the lakes. This significantly reduced the holding and maintenance costs for the developer. Meanwhile, the second nine holes of the golf course were built, and additional lots developed adjacent thereto. This action has helped to balance the inventory of available lots, as most of the higher priced lots around the major lake had been sold.

Administrative and maintenance staffs were kept intact, at least at skeleton levels for some time, but when sales were suspended and the maintenance demands diminished, the staff was reduced to a manager and one assistant, as is the current level. Resumption of an active sales campaign would require the organization of a new staff.

The Town limits formerly coincided with the perimeter of the subject property, but the sale of 3,484 acres of mostly unproductive land to the Nature Conservancy in 2000 significantly reduced the area owned by Reeves Telecom, LP, and its property is now mostly concentrated in the central and eastern portions of the Town.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 25

The golf course was sold in March of 2001. The current operation by a third party relieves the owner from the burden of management while still providing an amenity to facilitate lot sales, and, as such, is an asset to the development as a whole.

Lot sales activity in the development from 2000 – 2009 is shown below and encompasses all sales activity in Boiling Spring Lakes during this period.

Year	Parcels	Gross Sales	Avg Price/Lot
2000	56	$449,535	$7,800
2001	69	$420,742	$5,400
2002	22	$270,864	$12,300
2003	29	$248,862	$8,500
2004	86	$1,114,147	$12,955
2005	81	$2,265,516	$27,969
2006	23	$615,081	$26,743
2007	15	$469,826	$31,322
2008	0	$0	$0
2009	1	$18,000	$18,000

An increase in sales activity in 2004 and 2005 was shared by similar communities in the area. Management attributed the increased activity to spillover from nearby higher priced developments which had much more aggressive marketing, and to a large degree, to the interest shown by builders who were constructing homes on speculation. In addition, a substantial number of residents of nearby beaches sold their homes in that rapidly increasing market, and moved to Boiling Spring Lakes, which is nearby and much less expensive.

During 2006 and 2007, years which indicated the beginning of the downturn in the economy, prices remained stable, but volume dropped remarkably. There were no sales in 2008 and one sale at a reduced price in 2009. The volume change is in excess of the Brunswick County market change which, based on the MLS data, had actually slowed down before Boiling Spring Lakes. The following chart shows the Single Family Residential (SFR) and Land sales market County-wide for years 2004 – 2009.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 26

Demand and sales volume in the recent past and for the near term future are significantly down because of the following:

First, the downturn in residential demand has moved from water/amenity-oriented communities to all residential development in the area. Projections for a turnaround in demand are speculative at this time, but the subject offers properties at the low end of the area price spectrum and it should benefit from an early increase in demand.

Second, the recent issues with the lakes, caused by sink holes, resulted in many months of dry lake beds. In this condition, the lakes do not provide an amenity and are in fact a detriment to sales. This issue appears to have been cured for the time being and its effect is mitigated.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 27

Third, the restrictive effect on development as a result of red cockaded woodpecker habitat within the community. Virtually the entire town, with its mature long-leaf pine, is a potential habitat for this endangered species. These potential habitats include most of the areas in which Reeves Telecom, LP, has remaining lots, and colonies have been identified in many areas. The Town has a tree ordinance designed to protect habitat and the US fish & Wildlife Service has oversight over any new building in the areas of concern. A building permit requires sign off from both the Town and the Service.

The initial reaction to this circumstance resulted in a strong concern within the community that many lots would no longer be buildable. A grant to the Town was issued to develop a habitat conservation plan. As approved, the Town is now the permitting agency and most of the lots are likely to be buildable in the long term. The following map shows the clusters and foraging habitat areas.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 28

HISTORY OF THE SUBJECT
The subject property is the remaining unsold land and an office building in Boiling Spring Lakes, all of which have been owned for a period in excess of three years. The subject property is listed for sale, as individual lots, by Reeves Telecom, LP. The following table shows the subject sales since 2004.

Year	Month	Lot	Sect.	Type	Price	# of Lots	Price/Lot

2004	10	2	1W	COMM	29,911	1	29,911
2004	10	1	1W	COMM.	29,911	1	29,911
2004	2	17	26W		11,000	1	11,000
2004	5	24	26W		7,968	1	7,968
2004	9	1-3	26W		99,665	3	33,222
2004	3	10,19,20,23	30W		44,000	4	11,000
2004	4	15,16	30W		22,000	2	11,000
2004	5	125	30W		6,500	1	6,500
2004	8	124	30W		7,000	1	7,000
2004	10	3,4	30W		26,286	2	13,143
2004	11	6	30W		12,389	1	12,389
2004	9	7	30(W)		12,265	1	12,265
2004	3	60	31W		4,500	1	4,500
2004	3	59	31W		4,500	1	4,500
2004	11	86	31W		8,000	1	8,000
2004	11	87	31W		8,000	1	8,000
2004	1	35-36	72(1)		26,943	2	13,472
2004	4	91,92	72(1)		28,647	2	14,324
2004	7	86,87,90	72(2)		44,169	3	14,723
2004	7	21-23	9(2)		19,896	3	6,632
2004	7	77-79	9(2)		19,884	3	6,628
2004	9	123	9(4)		7,577	1	7,577
2004	6	19	SLE(1)		7,165	1	7,165
2004	10	5-9	2		38,631	5	7,726
2004	11	3	3		56,767	1	56,767
2004	2	138	6		15,000	1	15,000
2004	12	137	6		25,000	1	25,000
2004	9	230	7		7,964	1	7,964
2004	2	378	8		2,500	1	2,500
2004	5	80,81	9		12,887	2	6,444
2004	8	85	9		9,000	1	9,000
2004	9	7-14	14		67,973	8	8,497
2004	3	231	17		6,000	1	6,000
2004	12	234,235	17		10,500	2	5,250
2004	5	83	72		12,500	1	12,500
2004	5	153	72		19,923	1	19,923
2004	6	15-19,97-100	72		116,049	9	12,894
2004	6	33,34	72		22,877	2	11,439
2004	6	38	72		34,863	1	34,863
2004	6	27	72		15,922	1	15,922

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 29

		85,88,89,93,94,
2004	8	95,96,166,167,168	72		191,437	10	19,144
2004	9	162	72		20,000	1	20,000

		2004	Total/Avg		1,173,969	88	13,341

2005	9	40,42	26W		30,000	2	15,000
2005	11	4	26W		29,940	1	29,940
2005	12	61,62	28W		11,976	2	5,988
2005	8	1,2	30W		47,279	2	23,640
2005	9	5	30W		19,887	1	19,887
2005	6	71	31W		12,500	1	12,500
2005	11	85	31W		15,934	1	15,934
2005	7	160	72(1)		38,000	1	38,000
2005	7	79-81	72(1)		54,753	3	18,251
2005	3	14	9(2)		13,960	1	13,960
2005	3	110,111	9(4)		5,000	2	2,500
2005	5	32	9(4)		29,923	1	29,923
2005	8	72	9(4)		8,000	1	8,000
2005	8	1-12	FSQE		657,689	12	54,807
2005	3	27	SLE		14,961	1	14,961
2005	11	26	SLE-1		24,450	1	24,450
2005	1	14	1	B1	9,000	1	9,000
2005	9	4	2		12,000	1	12,000
2005	1	9	3		59,876	1	59,876
2005	1	4	3		56,860	1	56,860
2005	2	8,10	3		119,738	2	59,869
2005	3	5	3		60,000	1	60,000
2005	6	17	4		18,942	1	18,942
2005	6	19,24,25,26	4	B 405	55,000	4	13,750
2005	10	27	4	B405	15,928	1	15,928
2005	1	1,2	5		10,000	2	5,000
2005	7	270,360,361	7		38,961	3	12,987
2005	2	103	9		9,979	1	9,979
2005	3	43	14		7,975	1	7,975
2005	3	80	14		19,949	1	19,949
2005	4	79	14		18,946	1	18,946
2005	5	1,2	14		28,408	2	14,204
2005	6	71,72,74,75,81	14		99,679	5	19,936
2005	7	18	14		18,934	1	18,934
2005	7	73,76,77,78,97	14		94,674	5	18,935
2005	8	4.5AC	14		124,721	1	124,721
2005	8	98	14		19,931	1	19,931
2005	3	11	15		17,947	1	17,947
2005	10	17	31		19,945	1	19,945
2005	1	163	72		32,000	1	32,000
2005	2	29,44	72		64,852	2	32,426
2005	3	159	72		34,911	1	34,911
2005	3	154-156	72		111,217	3	37,072
2005	4	165	72		39,888	1	39,888

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 30

2005	4	161	72		31,000	1	31,000

		2005	Total/Avg		2,265,513	81	27,969

2006	1	63,69,137	72		119,256	3	39,752
2006	1	27,28	26W		30,000	2	15,000
2006	1	75	31W		29,939	1	29,939
2006	2	243,6,7	7&2		46,000	3	15,333
2006	2	55,56,57	2		47,890	3	15,963
2006	2	23	26(2)		54,380	1	54,380
2006	2	415	8	US	12,000	1	12,000
2006	2	152	72(1)		56,867	1	56,867
2006	3	127	72		59,357	1	59,357
2006	3	116	30W		14,963	1	14,963
2006	3	151	72		56,855	1	56,855
2006	4	70	1W	US	14,963	1	14,963
2006	5	1W		COMM	234,437	1	234,437
2006	6	1,10	2(EXT)		35,888	2	17,944
2006	11	16,17	1 EXT		36,723	2	18,362

		2006	Total/Avg		849,518	24	35,397

2007	1	64	31W		15,977	1	15,977
2007	3	28	4	B405 US	16,000	1	16,000
2007	3	19,20,22	2 EX1		124,564	3	41,521
2007	4	36,37,39,40,42,45,46	14	2S 5US	282,360	7	40,337
2007	4	1.42 AC	11	US	19,925	1	19,925
2007	5	17,18	3	US	11,000	2	5,500
2007	5	.13 AC	COMM	COMM US	29,940	1	29,940

			Total/Avg		499,766	16	31,235

2008		No Sales in 2008			-		-

2009		L 85	23 Pt 5 & 6	Res - Non Build	18,000	1	18,000

		2009	Total/Avg		18,000	1	18,000

COMMENTS The reader will note that there were no sales of Reeves Telecom property in 2008 and only one unbuildable lot sold in 2009. The dramatic slow down in sales in Boiling Spring Lakes is indicative of the slow down in Brunswick County as a result of the national recession. It should be noted that until June of 1993, the developer had not actively marketed its lots in more than ten years, preferring instead to market the whole subdivision for a bulk sale. Since then the effort has been to sell individual lots to retail buyers. However the sales effort has not been aggressive and it is, therefore, difficult to predict the results of an aggressive marketing effort and possible cash flow one might expect.

THE SUBJECT PROPERTY

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 31

THE LAND
The subject is comprised of 240 acres of undeveloped residential land in four parcels, 1,077 platted lots (both recorded and unrecorded), 219 acres of commercial land and a sales and administrative office. All of the property lies within Boiling Spring Lakes in Brunswick County, North Carolina. The following map identifies the parcels in brown.

IDENTIFICATION MAP

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 32

GENERAL COMMENTS AND SOILS The topography of the area is generally level. The soils in the town are generally described as pocosin land, interspersed with sandy ridges. Predominant soil types include Murville, Leon, Urban land complexes, Kureb and Mandarin sands are found in the higher elevations and ridges. The Dorovan and Croatan soils are found in the depressions and stream flood plains and the Murville sands are scattered throughout the lower areas and in transition areas between the sands and mucks.

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MURVILLE SERIES (MU) The Murville series consists of very poorly drained, moderately rapidly permeable, nearly level soils on flats or in slight depressions. Slopes are 0 to 2 percent. This soil type is frequently flooded and the seasonal high water table is within 1 foot of the surface six months annually. The Murville fine sand soils have severe limitations for development.

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LEON-URBAN LAND COMPLEX (LO)This mapping unit is on rims of depressions, on smooth flats, and in indefinite patterns on the uplands and stream terraces. It consists of areas of Leon soils and Urban land that are too small and too intermingled to be mapped separately. About 35 to 45 percent is Urban land. Typically, the surface layer of a Leon soil is very dark gray sand 3 inches thick. The subsurface layer is light gray sand 13 inches thick. The subsoil is dark reddish brown sand 24 inches thick. The underlying layer, to a depth of 64 inches, is light gray sand. Urban land consists of areas where the original soil has been cut, filled, graded, or paved so that a soil series is not recognized. These areas are used for shopping centers, factories, municipal buildings, apartment complexes, or parking lots, or for other purposes where buildings are closely spaced or soil is covered with pavement. Slope is generally modified to fit the site needs. The extent of site modification varies greatly. Many areas are relatively undisturbed, while other areas have been cut or filled. Included in mapping are small areas of Seagate, Onslow, Rimini, Murville, Lynn Haven, Kureb, Lakeland, and Baymeade soils. The runoff of the Urban Land part of this mapping unit is greater than that of the Leon soils because of the impervious cover of buildings, streets, and parking lots. A seasonal high water table and leaching of plant nutrients are the main limitations in the use and management of this complex. Most lawn grasses, shrubs, and trees are easily established and maintained. Some soil conditioners and liberal amounts of fertilizer may be needed in most areas. Capability subclass not assigned; Leon part in woodland group 4w, Urban land part not placed in a group.

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KUREB SAND (KrB) This excessively drained soil is on long, broad ridges on the uplands. Areas are generally broad and long. Most of the acreage is forested. The rest is used for residential and industrial sites. Typically, the surface layer is dark gray sand 3 inches thick. The subsurface layer is light gray sand 23 inches thick. The organic matter content of the surface layer is very low. Permeability is rapid, available water capacity is very low, and shrink-swell potential is low. Very low water capacity and rapid permeability are the main limitations to use.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 33

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MANDARIN FINE SAND (MA) Upland - This nearly level, somewhat poorly drained soil is in broad interstream areas and in depressions in undulating areas. Most of the acreage of this amp unit is in woodland, primarily in the southern part of the county. Individual areas of this soil are irregular in shape and range from 4 to 200 acres. Typically, the surface layer is gray fine sand 5 inches thick. The subsurface layer is white fine sand 13 inches thick. The subsoil is dark brown and black fine sand 17 inches thick. The underlying material to a depth of 80 inches is light gray and black fine sand in the upper part, dark reddish brown fine sand in the middle part, and dark reddish brown sand in the lower part. Surface runoff is slow. Permeability is moderate to rapid, and the available water a capacity is low. Ditchbanks cave and the rate of seepage is high. When artificially drained, the subsoil may exhibit properties of a weakly cemented pan and restrict some root penetration. The soil is extremely acid or very strongly acid in the surface and subsoil unless the surface layer has been limed. The lower part of the subsoil ranges from very strongly acid to neutral. The seasonal high water table is 1.5 to 3.5 feet below the surface. Included with this soil in mapping are small areas of Leon and Tomahawk soils that are intermingled throughout this map unit. Also included are small areas of Murville soils in narrow drainage ways. The included soils make up about 20 percent of this map unit. Mandarin soil is mostly in woodland. The vegetation is adapted to wetness in the winter and droughtiness in the summer. The main canopy trees are longleaf pine, sweetgum, blackgum, turkey oak, blackjack oak, and southern red oak. A few areas of his soil have been bedded and planted to loblolly pine. The understory includes dwarf azalea, American holly, gallberry, huckleberry, waxmyrtle, blueberry, greenbriar, and lichens. These areas are important as habitat for deer, raccoons, fox, rabbit, bobcat, opossum, birds, and other wildlife. A few areas of his soil are used for cropland. Corn and soybeans are the main crops. The soil is droughty in summer. Cover crops and crop residue management help reduce leaching. This soil is poorly suited to residential or recreational development. Wetness, seepage, caving of cutbanks, and the sandy nature of the soil are the main limitations. This soil is in capability subclass VIs and woodland group 4s.

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DOROVAN MUCK (DA) This level, very poorly drained soil is on flood plains. These soils are not easily accessible. Infiltration is moderate, surface runoff is very slow, permeability is moderate, and available water capacity is high. This soils is strongly acidic and has a high organic matter content. Almost all of this soil type is used as woodland, but because of the wetness and flooding, the use of equipment is severely restricted. This soil is not suitable for cropland, building or sanitary facilities due to the organic content, low strength, wetness and flooding.

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CROATAN MUCK (CT) This nearly level very poorly drained soil is in flat interstream areas between widely spaced natural drains. Nearly all the acreage of this unit is woodland. This soil is in oval shaped depressions. Typically the surface layer is composed of muck to 39”, it is about 30% mineral content and 70% vegetative matter. Surface runoff is very slow to ponded. The soil has moderately rapid permeability and high volume change when it dries. The organic matter is extremely acidic. The seasonal high water table is at or near the surface for 8-10 months of the year. This soil is subject to rare flooding for brief periods. This soil is generally not used for construction or roads due to low strength.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 34

Drainage patterns over the subject range from very good in the higher sandy elevations, specifically near the lake, to poor or very poor in the lower, more level, areas.

There is a fair cover of pond pine, longleaf pine and loblolly pine. The quality of the soil for silviculture is relatively poor, although with drainage it could be expected to improve. Current regulations allow drainage of wetlands to improve timber growth, but not for residential development; however, the cost of a drainage program for forestry management would probably not prove economically feasible. The higher elevations additionally have a cover of scrub or blackjack oak. The lower elevations have a cover of underbrush.

THE COMMERCIAL LAND – 219 ACRES
The subject commercial parcels front NC Highway 87, also known locally as George II Highway. The following map identifies the commercial parcels which follow most of the frontage along the main thoroughfare in Boiling Spring Lakes. The foregoing description was scaled from various maps and descriptions furnished to the appraiser. For the most part, the tracts have not been surveyed and the areas and distances cited herein are subject to revision, which could affect the value estimate. Much of the commercial frontage may not practically be developed without a community sewer system as the soil types will not support a septic system drainfield. At the time of inspection, there was no signage on the commercial parcels indicating that they were available for sale. The photographs on the following page show typical topography and cover on the commercial land.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 35

Commercial land on the north side of George II Highway

Commercial land on the south side of George II Highway

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 36

View west along George II Highway with commercial land on both sides of the road.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 37

RESIDENTIAL PARCEL ONE – 34 ACRES This is an irregular or roughly L-Shaped parcel of approximately 34 acres, although the County GIS has it listed at 27.12 acres. The tax parcel ID is 142PA031 and it has a taxable value of $205,050. It lies southeast of Drayton Road between Revere and Pine Roads, northwest of North Lake. As the tract adjoins developed area, an extension of the existing development is appropriate for the parcel. The owner’s representative believes that since the soil quality is very marginal, this tract would best be developed with 10-acre lots to ensure septic tank suitability. Development costs would be minimal as the subject fronts on two existing roads. The parcels location and aerial map are shown below.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 38

Parcel one is on the left of Pine Road

Parcel one is on the left of Drayton Road

Bluff ridge line in parcel one indicating a buildable area

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 39

PARCEL TWO – 42 ACRES
This an irregularly shaped tract of approximately 42 acres, although the County GIS has it listed at 27.64 acres. The tax parcel ID is 17200002 and it has a taxable value of $33,170. It lies northeast of West Road west of the Southwest end of Main Lake. As with the first parcel, this tract adjoins developed areas and is an extension of the existing development is appropriate for the parcel. Like parcel one, the owner’s representative believes that since the soil quality is very marginal, this tract would best be developed with 10 acre lots to ensure septic tank suitability. Again, development costs would be minimal as the subject fronts on two existing roads. The parcels location and aerial map are shown below.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 40

Western boundary line of Parcel 2 with main lake

Interior of Parcel 2 from Dirt Road Access showing upland area

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 41

PARCEL THREE – 107 ACRES
Parcel three is an irregularly shaped tract of approximately 107 acres, although the County GIS has it listed at 106.49. The tax parcel ID is 1570000106 and it has a taxable value of $1,022,300. It lies northwest of Fifty Lakes Drive, between Morningside Drive and Trevino and Souchak Roads. This is part of the remainder of a tract that was partially developed into the second nine holes of the golf course, and surrounding residential lots designated as Section #52. An estimated 170 lots could be developed from this tract, essentially an extension of Section #72. Approximately 50 of these lots could have golf course frontage, and between twenty or thirty lacking this amenity would front on existing roads and could be developed with minimal expense. This tract is served by community water.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 42

Parcel 3 from 50 Lake Drive

Parcel 3 interior

View of golf course from Parcel 3

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 43

PARCEL FOUR – 57 ACRES
This tract is an irregularly shaped tract of approximately 57 acres although the County GIS has it listed at 50.63. The tax parcel ID is 15700001 and it has a taxable value of $531,620. It is also a remnant of the golf course tract and lies astride Nicklaus Road. It fronts on the south side of Shore Drive (not waterfront), Forest Lake Road and the west side of Eden Road. An estimated 100 lots could be developed from this tract. Two or three of these would have golf course frontage, some would have partial lake views and more than 50 would front on existing roads and could be developed with minimal expense. This tract is also served by community water.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 44

Parcel four upland

Parcel four on both sides of the road

Parcel four Upland

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 45

MISCELLANEOUS PARCELS AND IMPROVEMENTS
There is a smaller tract of some 23 acres that lies below the dam spillway. Because of its location and soil conditions, management does not feel that it is developable, attributes no value to it and it is not reflected in the inventory.

View of parcel below spillway

COMMENTS
The foregoing descriptions were scaled from various maps, and areas as described by the management or as calculated from the maps and descriptions furnished to the appraiser. For the most part, the tracts have not been surveyed and the areas and distances cited herein are subject to revision, which could affect the value estimate.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 46

THE PLATTED LOTS
The platted lots are located throughout the development. Approximately 2/3 of the original holdings have been platted for residential subdivision. Although some of these plats have not been recorded, the development is substantially committed to the subdivision plan, as lots have been sold therefrom, albeit described in some cases by metes and bounds. More than 1,700 lots totaling some 1,500 acres were sold to the nature conservancy since 2000, almost all of which were not buildable due to soil conditions.

The residential subdivision is in three broad categories. The first, individual homesites, ranging from 10,000 SF to 25,000 SF in area; secondly, sites are dedicated through use and zoning as sites for mobile homes; and thirdly, subdivision into small timber tracts and ranches, being plots of 5-10 acres each. Good utilization of the amenities afforded by the lakes and golf course has been incorporated into the design.

In some areas, the dedicated streets are not improved. For the most part, these are areas in which the lots are not buildable under current health department regulations, as discussed below, and include those areas that were sold to the Nature Conservancy.

An inventory of available lots, both buildable and unbuildable, is included in the estimate of value that follows.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 47

THE SUBJECT'S IMPROVEMENTS
The subject’s only significant or saleable improvement consists of a 1,270 SF office building. There is also a former post office building that is essentially a derelict shell structure of little contributing value and further analysis of this structure is omitted.

The administrative offices of Reeves Telecom, LP are located in the office building which was completed in 1973 (actual age of 37 years) and the interior is divided into a reception area, four offices, a kitchen, a storage room, a utility room and a rest room. Workmanship, material and overall maintenance has been average to good. This building is located on a 0.430-acre parcel with a PID of 156LC023. The parcel and building are valued at $196,210 by the County Tax Assessor.

A description of the basic building components is as follows.

Foundation:	Raised concrete slab above grade

Frame:	2” x 4” pine wood frame with wooden/plywood sheathing and brick veneer

Roof:	Asphalt shingle on plywood and wood truss frame

Floor Cover:	Vinyl and carpet

Ceiling:	Textured sheetrock

Lighting:	Fluorescent tubes

Partition Walls:	Wood stud with sheetrock or pre-finished plywood

Plumbing:	A lavatory, a WC, sink and a hot water heater

Electrical:	200 amp service

Sprinklers:	None

HVAC:	Split system heat pump

Parking Spaces:	5 spaces on 3,500 SF asphalt

Drive Cuts:	One

Retention Ponds:	None

Sprinkler:	None

Well:	None

Septic Systems:	Individual system

Landscaping:	Typical

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 48

PHOTOGRAPHS OF THE SUBJECT BUILDING

1. George II Highway looking west from the subject

2. George II Highway looking east from the subject

3. Subject administrative building and parking area

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 49

4. Former post office.

FUNCTIONAL OBSOLESCENCE
The subject building’s concept and design are reasonably well suited for its intended use. The floorplan in the office is well designed and efficient for general office use. The quality of this office interior upfit is adequate for current market expectations.

DEFERRED MAINTENANCE
The subject is in good condition and deferred maintenance was not noted during the inspection.

TAXES AND ASSESSMENT DATA

AD VALOREM TAX VALUE The subject property is assessed for taxes on 893 parcels by Brunswick County, with a total assessment of $26,810,420, an increase from the previous assessment of $21,288,620. Being located within the Town limits of Boiling Spring Lakes and Brunswick County, the subject property is liable for both County and City taxes. The following table shows rates and assessments for years 2003 – 2009.

	2003	2004	2005	2006	2007	2008	2009
Brunswick County	0.52	0.54	0.54	0.54	0.305	0.305	0.305
Boiling Spring Lakes	0.25	0.25	0.25	0.25	0.12	0.12	0.12
Combined Rate	0.77	0.79	0.79	0.79	0.425	0.425	0.425

Assessment	6,707,272	8,315,696	7,613,038	6,947,848	12,143,529	26,810,420	26,810,420

Tax Burden	51,646	65,964	60,143	54,888	51,610	113,944	113,944

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 50

The revaluation in 2007 resulted in an increase in the assessment of more than 200%. As a result, despite the reduction in tax rates associated with the revaluation, the tax load on the property has essentially doubled. The tax burden has varied from year to year as the rates have changed and the assets have been developed or sold. The tax load is burdensome, particularly at the new level, and higher than that of similar competitive developments. This is because a very large number of the platted lots are assessed individually at their retail market value, with no discount for their common ownership. Consequently, the total is larger than would be found in a subdivision in which most of the lots have yet to be platted or developed. Efforts to obtain relief have met with only limited success, due to the limitation imposed by the state law under which the taxes are levied.

ZONING AND APPLICABLE ORDINANCES
The property is zoned by the Town with a variety of classifications, which generally conform to the original planning concept, as shown on the map on the following page. There are no significant limitations of use imposed by the zoning, as it follows the original plan and is consistent with good planning concepts.

In addition to the limitation of use imposed by the zoning, portions of the property are subject to the wetland jurisdiction of the USA Corps of Engineers under their “404 Jurisdiction”. The Corps is the permitting agency for any proposed filling of wetland areas. Determination of these areas is made by the Corps based on criteria including soil types, drainage and vegetation. Determination of wetland areas and permit processing is done on a case-by-case basis , with consideration given to an overall development plan. Each permit request is evaluated on its own merit. Consequently, the outcome of any such request cannot be predicted with certainty. In 1989, the Corps made a cursory survey that indicated that most of the undeveloped areas and many of the lots would probably be considered wetlands. Virtually all of the land sold to the Nature Conservancy was in this category, as are some of the undeveloped areas remaining in the subject.

Based on historic performance, it appears likely that no significant filling of wetlands would be permitted for development purposes. General exception to the regulations allow individual landowners to fill small areas and to permit limited filling to provide access to high lands otherwise inaccessible. Other filling possibilities exist when offset by mitigation, but mitigation plans must be very specific, and no general assumptions can be made about their acceptability.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 51

ZONING MAP

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 52

HIGHEST AND BEST USE ANALYSIS

Highest and best use is defined in the third edition of The Dictionary of Real Estate Appraisal (Appraisal Institute, Chicago, 1993), as follows:

The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity.

Highest and best use analysis of vacant land is a two-step process. The first step involves the highest and best use of a site as though vacant. The determination must be made to leave the site vacant or to improve it. If the conclusion is to improve the site, the second step is to determine the ideal improvement.

HIGHEST AND BEST USE AS VACANT
The highest and best use of the subject property is judged to be a continuation of its present use, the sale of lots and small tracts to the public. This concept takes cognizance of the amenities afforded by the lakes, the golf course, the development program to which the property is dedicated, and the absence of any demand for a more intensive land use. The highest and best use of the office building is as an adjunct to the on-going sales program, there being no significant current demand that would generate a value in excess of that value to the developer.

The quantity of land designated for commercial use is in excess of current and expected demands. The demand for this use is increasing with the population, and sales of commercial sites showed an increase in demand in 2007 and 2006. The developer had installed a small community septic system to serve a portion of the commercial area. Several sales resulted at volume and price levels that were well above historic levels. The recent development is characterized as small neighborhood facilities such as shops, a bank, a gas station and similar uses. There is some vacancy in the retail buildings. Because of the subject’s large supply of commercial lands, it is likely that portions of the so designated areas will eventually be used for residential purposes.

The marketing of the existing lots should continue, with increased marketing effort. The past four years have shown a dramatic decrease in lots sales, with none occurring in 2008. This is the result of both the economy and the lack of current marketing effort. In this market, an aggressive marketing program is considered necessary to ensure continued sales volume and disposition in a reasonable period. Even with increased marketing, it will most likely be some time before sales volume returns to prior levels because of the economic malaise we find ourselves in. It is probable that volume will not reach the levels of 2004 – 2005 for an extended period as this was a period of unusually high demand. Conversely, the area has shown sustained growth for some time and is expected to recover.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 53

The highest and best use of the vacant tracts is for residential development. The highest and best use of Parcels One and Two is for subdivision into tracts large enough to ensure that septic tanks can be successfully used.

The highest and best use of Parcels Three and Four is for continued development, essentially a continuation of Section 72, incorporating to the extent possible the amenity of the golf course frontage to maximize lot values, and the paved road frontage to minimize development expense.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 54

VALUATION METHODOLOGY

The estimation of a real property's market value involves a systematic process in which the problem is defined; the work necessary to solve the problem is planned; and the data required is acquired, classified, analyzed and interpreted into an estimate of value. In this process, three approaches are normally used: the cost approach, the sales comparison approach, and the income approach. A brief description of each follows.

In the cost approach, the appraiser must first estimate the value of the subject site by comparing it to similar sites that have recently sold or are currently offered for sale. The reproduction cost new of the improvements, as determined by comparison to similarly constructed properties, is then estimated. Depreciation from all sources is estimated and subtracted from the reproduction cost new of the improvements, to arrive at their present worth. The Replacement Cost New (RCN) less the accrued depreciation of the improvements is added to the estimated site value with the result being the indicated value by the cost approach.

The sales comparison approach involves the comparison of similar properties that have recently sold or similar properties that are currently offered for sale, with the subject property. One method is used in this approach; analysis of the price per square foot. The price per square foot method is the sales price divided by the square footage of the building. Adjustments are then made to the data, and the result is a fairly concise range of value for the subject.

The income approach is a process in which the anticipated flow of future benefits (actual dollar income or amenities) is discounted to a present worth figure through the capitalization process. The appraiser is primarily concerned with future benefits resulting from net income. Net income is the remainder after deduction of expenses of operation from the effective gross income. Effective gross income is the result of Potential gross income less vacancy and collection losses. Potential gross income is estimated through investigation of leased facilities in the market to determine economic rent levels. Expenses are then estimated and deducted to determine a projected net income stream. This income stream is then capitalized into an indication of value by using capitalization rates extracted from competitive properties in the market or by using other techniques when applicable.

The value estimates, as indicated by the chosen approaches, are then reconciled into a final estimate of the property's worth. In the final reconciliation, the appraiser must weigh the relative significance, defensibility and applicability of each approach as it pertains to the type of property being appraised.

The market value of the subject “As Is” is to be estimated. To accomplish this, the subject is best valued using the Subdivision Analysis method, which is a combination of the Sales Comparison and Income Approaches. The cost approach was not considered applicable due to the infrastructure being substantially completed.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 55

By estimating a sales rate and the associated sales expenses, a periodic income stream is developed, which is then discounted for the projected sales period into an indicated net present value.

The sales comparison approach is used to collect data that will be used in the income capitalization approach. This data consists of two components: 1) the retail price of each lot or parcel and 2) the projected time period necessary to sell these lots at their retail price, which is known as the absorption period.

The retail price of the subject lots is developed in a similar manner as in the land value by comparison method, except that sales of individual lots are compared to a typical subject lot. Adjustments to the comparable lots also follow a similar format as in the prior analysis. The absorption period is forecast by using both historical sales data from other similarl projects, as well as projections as to future demand.

The primary means of analysis in the income approach is the discounted cash flow analysis. This process analyzes period-by-period cash flows resulting from lot sales within the project. The cash flows are specified as to quantity (number of lots sold at a particular price), timing (number sold per period), and duration (absorption period). From these cash flows, a number of expenses are deducted. These include marketing, legal and accounting, taxes on the unsold lots, developer’s profit, and other miscellaneous items.

The net income cash flows are discounted at an appropriate discount rate, and then summed to obtain the total value of the income stream. The sum of these cash flows is the market value of the subject as is. For a residential subdivision, this value is sometimes known as the value to a single purchaser or the bilk sale.

ANALYSIS OF THE SUBJECT’S EXISTING INVENTORY
The subject’s management reports an inventory of 1,077 lots, of which 142 are developable without a sewer system and 935 are undevelopable. Many of the developable lots are in the higher priced areas, including 31 in Section 2, 5 in Section 14 and 38 in Section 72. The remaining 68 suitable developed lots are scattered throughout the residential sections. Additionally, the area designed and zoned for commercial use would appear capable of generating up to 40 suitable sites.

The development of the vacant tracts would produce additional lots as follows:

Parcels One and Two would produce some 8 additional lots, large enough to ensure septic tank use. Four of these would require little development expense, and two or three would have lake frontage, albeit of restricted quality or view.

Parcel Three would produce an estimated 170 lots, of which 50 could front on the golf course, and 20-30 would have very little development expense as they front an existing paved road.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 56

Parcel Four would produce an estimated 100 lots, most of which would front on existing roads and could be developed with minimal expense.

A total of 278 lots could be subdivided from the existing four large residentially zoned parcels.

The sales office could be sold off at the conclusion of the disposition period. The following table shows the subject’s current inventory.

Section	Buildable	Unbuildable	Total
1	1	37	38
2	31	30	61
3	12	12	24
4	10	134	144
5	3	20	23
6	0	3	3
7	3	114	117
8	4	50	54
9	1	41	42
11	7	3	10
12	1	6	7
14	5	19	24
17	1	169	170
21	0	1	1
22	0	4	4
26	1	6	7
31	3	15	18
32	3	1	4
72	38	5	43
101	0	115	115
SLE	5	56	61
1W	4	12	16
26W	0	3	3
28W	2	20	22
29W	1	23	24
30W	4	19	23
31W	2	17	19
	-	-	-
Total	142	935	1,077

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 57

ABSORPTION AND PRICING There has been no active sales program by the company for over ten years; consequently, estimates of price and disposition rates under an aggressive program are a matter of some speculation. The estimated lot sales prices utilized in the cash flow projections are based upon prior sales from the company, private resales and current listing prices within the various categories.

The table following shows the sales history in the development, of both company owned lots and resales. The resale data was compiled from tax sources, and may have some minor errors as lots with mobile homes in place may be inadvertently included in some of the sales used for comparison. While resale volume is well down from previous years, in 2006 there were 257 resales averaging $24,800 per lot, and in 2009 there were only 11 resales, albeit at $36,500 each. Some of the lots are of poorer quality, and some are sales of multiple lots comprising one building site. Lots selling for $3,000 or less are considered unbuildable.

	2000		2001	2002		2003		2004		2005	2006		2007		2008	2009
Reeves Sales
Number	56	(2)	69	22	(3)	29	(4)	86	(5)	81	23	(6)	15	(7)	0	1
Avg. Price	7,849		5,434	13,150		8,508		12,950		27,969	26,743		31,322		0	18,000

Resales
Number	250		209	164		123		205		460	257		107		33	10
Avg. Price	8,062		7,964	12,453		11,496		14,000		22,000	24,800		29,900		27,045	18,350

Resales over $3,000
Number	209		177	144		120		181		424	252		106		33	10
Avg. Price	9,227		9,076	13,860		11,725		15,400		23,800	25,200		30,100		37,591	18,350

In 2007, there were 107 resales averaging $29,900 per lot. When lots less than $3,000 are excluded the 2007 statistics change to 106 lots with an average price of $30,100. The higher price for the resale lots is partially due to the inclusion of several lakefront lots. The resale market contains virtually all of the lakefront lots, which have shown strong price increases over recent years. When the lakefront lots are excluded, the average lot resale prices are $20,600 for 2006 and $25,800 for 2007. Most of these owners are in a position to price their lots very competitively, as they were acquired at lower prices many years ago.

In 2008, there were 33 resales in Boiling Spring Lakes, and no Reeves Telecom sales. The average lot price was $27,045. The average non buildable lot price was $8,889 and the average buildable price was $31,386 per lot. There was one lake view lot sale at $135,000, but I was unable to confirm this price. The average building lot was 17,627 SF and the average tract sale was 139,895 SF. No commercial sales were noted in 2008. There were two pond view sales at $28,000 and $60,000 respectively.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 58

In 2009, there were 10 resales in Boiling Spring Lakes, and one Reeves Telecom sale, an unbuildable 5 acre tract sold to the Nature conservancy for $18,000. The average lot price was $18,350. With the exception of the Reeves tract sale, there were no unbuildable lot sales in 2009. The average buildable SF lot price was $18,389 per lot. There were no lake view lot sales. The average building lot was 11,948 SF and the only tract sale was 220,115 SF. No commercial sales were noted in 2009. There were two pond view sales at $19,000 and $24,000 respectively.

The sales rate for Reeves Telecom, LP property and resales in Boiling Spring Lakes have fallen off dramatically since 2006/7. While average prices were steady and increasing through 2008, they fell off in 2009. It would appear that 2009 is somewhat of an anomaly across the country and in Brunswick County, and it should not be indicative of ongoing demand. It is very difficult to estimate if 2010 will be any better than 2009, although sales activity in southeastern NC has improved over the same period last year, even as prices have declined. Local MLS reports point to a slight increase in sales volume, a slight decrease in inventory and slightly reduced median selling prices. I expect that sales will remain slow and at discounted prices in 2010, and the Reeves management concurs with this sentiment. Sales in 2011 and 2012 will, according to the local realtors and pundits, improve, and the local economy is expected to lead the national economy as we come out of recession, hopefully in late 2011 and early 2012. The reader will be aware that we cannot predict future demand with any degree of accuracy because of the unusual market conditions we find ourselves in. While it is hoped that sales volume and pricing may increase going forward, prediction with accuracy is unlikely. Rather I shall use sales volumes and pricing in line with what I think the market is telling me – that there is light at the end of the tunnel and that normalized activity will return near the end of 2012.

RETAIL LOT VALUATION (BY TYPE)
The retail values assigned to the various categories of lots are shown on the following cash flow model. The price of the “other” lots is an average derived from the accompanying table, which shows the inventory of suitable lots and an estimate of the lot value within each section. In the cash flow projection, this category also includes the eight large tracts to be developed from Parcels One and Two. The value estimates are derived from company and resale activity in the various sections and at various times, and is also based on current asking prices for similar lots. Lots pricing is forecast to be stable with increases only apparent from 2012, and increasing at the indicated rates thereafter.

While the recent sales history (2004-2009) has shown wide fluctuations in both price and sales rate, this was mainly due to the rapid increase in demand followed by a rapid decline. It is my opinion that, with an aggressive and well planned sales program, prices and sales volume could be re-energized and stabilized going forward. Certainly sales prices could be more consistent to maintain a reasonable level of sales volume. This balance is critical to the sell out of any residential development. The volume/pricing relationship is dependent upon several factors such as the amount of competition, the general economy and the availability of new home financing, which cannot be easily predicted. In view of the subject’s history, and the recent trends in nearby developments, it is considered appropriate to estimate a disposition rate (retail pricing), followed by an initial period, that takes into account the levels of the past 6 years and the overall sales in BSL in 2009.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 59

BUILDABLE LOTS (Sections 1, 14 & 72) There are 74 lots in inventory and a potential 270 could be added from the existing large parcel inventory. The rate of sales (absorption), like the retail pricing, cannot be predicted with any degree of certainty, and it is related to pricing and promotional effort, as well as local demand. The rate estimated herein (excluding the commercial and un-buildable lots) average 23 or so lots per year, increasing from 4 in the first year to a maximum of 33 peaking and falling off in the last years of the sell out. This sales rate results in a disposition period for the buildable lots of 15 years with average lot pricing of $26,993. The average is just below the most recent history, and in my opinion, indicative of a “normal” market price progression.

OTHER LOTS (Various Sections) There are 68 lots in inventory in these sections and another 8 larger lots could be added. These are the less valuable lots and are priced at an average $18,033 and are expected to sell at an average rate of 5 lots per annum.

COMMERCIAL LOTS It is assumed that the commercial sites could be sold at a level rate through the ten year holding period at an average price of $16,300 per lot, although it is likely that many would not actually be used for commercial development. Sales are held to an average of 3 per annum.

NON-BUILDABLE LOTS The lots not suitable for building, given the current lack of sewer, could be sold to existing adjoining owners, speculators or retirees planning to move after the likely completion of a sewer system (4-8 years out). An estimated 10 lots per year might be sold at an estimated $2,000 each increasing about $100 per annum. The remaining lots would not justify a continuing sales program, and would probably be donated to the town or the Nature Conservancy for open space.

THE SALES AND ADMINISTRATION BUILDING This structure would be sold at the end of the sell out in year 10. Its future value is speculative and is estimated at $250,000. After the discounting this estimated value does not affect the net present value much.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 60

REEVES TELECOM HISTORICAL OPERATING EXPENSES
The operating expenses are based on the historical operating expenses of the development.  These are shown below.

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

RE Taxes	41,691	38,387	65,807	72,335	48,422	51,646	65,964	60,143	54,888	51,610	119,875	124,513
Sal/Med	51,483	59,773	88,980	57,655	49,370	53,385	75,052	104,618	118,639	73,741	47,449	57,768
Payroll Tax	15,049	14,259	30,579	14,776	13,786	14,645	21,997	45,148	53,798	28,983	12,525	10,335
Prop Ins.	17,138	17,981	17,495	7,450	7,941	7,906	7,628	8,039	7,042	8,790	6,877	7,152
Util/Tel	6,721	6,915	6,663	6,766	7,056	6,471	6,308	6,556	6,541	6,819	5,500	4,685
Surveying	2,910	6,020	10,755	6,102	4,635	3,435	16,800	22,575	15,870	8,280	560	0
Advertising	16,997	16,252	21,286	18,113	17,569	15,635	11,936	6,825	8,010	12,147	11,008	5,246
Legal	6,760	7,815	4,890	20,785	780	3,680	2,030	255	0	3,246	1,330	1,670
Commissions	830	1,600	1,780	4,008	0	5,600	7,200	0	0	0	0	0
Other	19,376	49,040	23,327	26,181	21,208	18,552	32,950	62,193	159,239	41,554	19,896	8,264

Total Expenses	178,955	218,042	271,562	234,171	170,767	180,955	247,865	316,352	424,027	235,170	225,020	219,633

Re Taxes	41,691	38,387	65,807	72,335	48,422	51,646	65,964	60,143	54,888	51,610	113,944	11,944
Sales Expenses	43,659	52,039	84,270	53,569	42,529	49,853	82,229	112,435	119,332	69,914	36,544	40,862
Advertising	16,997	16,252	21,286	18,113	17,569	15,635	11,936	6,825	8,010	12,147	11,008	5,246

Net Admin Costs	76,608	111,364	100,199	90,154	62,247	63,821	87,736	136,949	241,797	101,499	63,524	59,581

SALES AND MARKETING The historical operating expenses have not in included any significant sales or promotional expenses. Sales activity has fluctuated with the economy and demand has risen and fallen dramatically. A sales cost of 7.5 percent is included to reflect the cost of sales seen by other larger development in Brunswick County.

ADMINISTRATIVE Administration and overhead is estimated at approximately 8 percent based on historical costs and the estimate of the management. This falls in line with other large developments we have reviewed.

REAL ESTATE TAXES Ad valorem taxes are based on the assessment and rate, and change over the disposition period with the sale, and, or creation of lots.

DEVELOPMENT EXPENSES These expenses are based upon historic costs within the subject, and from those of similar developments, recognizing that many of the lots to be developed will require minimal expense (roads are already in place, etc.). Development is assumed to be staged to provide sufficient lots to maintain an adequate sales inventory.

ENTREPRENEURIAL PROFIT According to The Appraisal of Real Estate, Tenth Edition, published by the Appraisal Institute, “...An anticipated profit is the primary motivation for developing a property. The total cost of a project before entrepreneurial profit should be less than the market value of a completed property...The difference between the cost of development and the value of the property after completion is the entrepreneurial profit (or loss) realized...” “Entrepreneurial profit is a market-derived figure that reflects the amount an entrepreneur expects to receive for his or her contribution.”

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 61

This is the compensation to the developer for management, coordination, and entrepreneurship employed during a developer’s ownership of the subdivision.

In the residential development community, investors require (or seek) 10 to 30 percent profit on each project. Usually developers do not include the time value of money when quoting their minimum required line-item profit. Also, many developers are reticent to discuss profit margins, and some do not calculate developer’s profit as a line item expense or an actual percentage of costs. Estimating an accurate developer’s profit, which would reflect real world experience, is elusive, based on the above factors.

A national development firm has indicated that 20 to 25 percent of sales, or a 30 percent internal rate of return, based on one-third-equity investment, meets their criteria for profit. However, a national firm may have more economies of scale, and therefore greater profit margins. A local or regional firm would likely have a narrower range of profit, and the estimated developer’s profit would be somewhat lower than the 20 percent reported by the large firms. Since the subject is rather small, and would experience a faster sellout than a larger project, the risk appears to be lower. The shorter sellout period would not discount the profit in a manner that a long period would. Based on these estimates, a developer’s profit of 12% is considered reasonable and is used in this analysis.

DISCOUNT RATE A discount rate or yield rate is a market-derived rate used to discount the annual cash flows to present value. Each investor generally has a minimum discount rate that they would accept to make an investment in a specific property. The rates of return used in the income capitalization approach represent future or expected rates, not historical. The accuracy of a particular selected discount rate cannot be proven with market evidence, although it should be selected with some degree of compatibility with currently available data.

One source of estimating a discount rate is from RealtyRates.com, which is a Trade Name and Trademark of Robert G. Watts and Co. (RGW). The Developer Survey represents a polling of 366 commercial appraisers (8%), lenders (26%), and local, regional and national developers (66%). According to the Developer Survey, 4th Quarter, 2009 edition, the various discount rates for subdivisions in the southeast section of the U.S. are as follows. It should be noted that the rates include a provision for developer’s profit. Therefore, they are a combination of a developer’s profit and the discount rate. The rates are shown on the following page.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 62

RealtyRates.com DEVELOPER SURVEY – 4th Quarter 2009*
Southeast – Subdivisions & PUDS
	Actual Rates			Pro-Forma Rates
	Min	Max	Avg	Min	Max	Avg
Site-Built Residential	14.12%	41.01%	25.44%	13.55%	39.36%	24.42%
-100 Units	14.12%	35.35%	24.24%	13.55%	33.94%	23.27%
100-500 Units	14.47%	38.88%	25.61%	13.89%	37.33%	24.59%
500+ Units	14.82%	40.65%	26.07%	14.23%	39.03%	25.03%
Mixed Use	15.18%	41.01%	25.84%	14.57%	39.36%	24.81%

Based on the consistency of data, the appraiser is selecting a combined developer’s profit and discount rate of 24%. This rate combines a 12% developer’s profit and a 12% discount rate due to risk and uncertainty.

DISCOUNTED CASH FLOW ANALYSIS Using the variables developed in the preceding paragraphs, the table on the following page summarizes the projection of gross and net incomes for the subject, and the yield capitalization process that develops an estimate of market value from these incomes. The expenses deducted from the total income are those as outlined previously, and include sales expenses, taxes, miscellaneous and developer’s profit. The deduction of these expenses results in the net operating income. Before these net incomes are summed, an intermediate step is necessary to reflect the time value of money. The various net incomes are multiplied by a present worth factor, which has the effect of discounting the future income or benefits to a present value. The final step is the summation of the present worths. This summation generates the Market Value of the property, in a bulk sale to a single purchaser, As Is, as of December 31st, 2009.

OPINION OF VALUE - AS IS
Component	Value		Date
All Remaining Lots	$2,455,000	*	December 31st, 2009

*Based on the Extraordinary Assumptions of this report

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 63

DISCOUNTED CASH FLOW MODEL - REEVES TELECOM, LP.
2009 VALUATION

	Year	Year	Year	Year	Year	Year		Year	Year	Year	Year	Year	Year	Year	Year	Year
INCOME	1	2	3	4	5	6		7	8	9	10	11	12	13	14	15

SECTIONS 1, 14 & 72
Beg. Balance	74	70	63	52	83	55		72	39	56	73	45	67	39	33	8
Lots Added	0	0	0	50	0	50		0	50	50	0	50	0	20	0	0
Sales	4	7	11	19	28	33		33	33	33	28	28	28	26	25	8
Ending Balance	70	63	52	83	55	72		39	56	73	45	67	39	33	8	0
Cumulative Sold	4	11	22	41	69	102		135	168	201	229	257	285	311	336	344
Percent Sold	5%	10%	17%	37%	34%	60%		46%	85%	59%	38%	62%	42%	67%	76%	100%
Price	19,900	21,000	22,000	23,000	24,000	25,000		26,000	27,000	28,000	29,000	30,000	31,000	32,000	33,000	34,000
Section 72 Sales	79,600	147,000	242,000	437,000	672,000	825,000		858,000	89l,000	924,000	812,000	840,000	868,000	832,000	825,000	272,000

OTHER LOTS
Beg. Balance	68	66	62	56	54	48		42	36	30	28	22	16	10	4	0
Lots Added	0	0	0	4	0	0		0	0	4	0	0	0	0	0	0
Sales	2	4	6	6	6	6		6	6	6	6	6	6	6	4	0
Ending Balance	66	62	56	54	48	42		36	30	28	22	16	10	4	0	0
Cumulative Sold	2	6	12	18	24	30		36	42	48	54	60	66	72	76	76
Percent Sold	3%	6%	10%	11%	11%	13%		14%	17%	20%	21%	27%	38%	60%	100%	Sold Out
Price	15,000	15,000	15,500	16,000	16,500	17,000		17,500	18,000	18,500	19,000	19,500	20,000	20,500	21,000	21,500
Other Lot Sales	30,000	60,000	93,000	96,000	99,000	102,000		105,000	108,000	111,000	114,000	117,000	120,000	123,000	84,000	0

COMMERCIAL LOTS
Beg. Balance	40	38	35	32	29	26		23	20	17	14	11	8	5	2	0
Lots Added	0	0	0	0	0	0		0	0	0	0	0	0	0	0	0
Sales	2	3	3	3	3	3		3	3	3	3	3	3	3	2	0
Ending Balance	38	35	32	29	26	23		20	17	14	11	8	5	2	0	0
Cumulative Sold	2	3	3	3	3	3		3	3	3	3	3	3	3	2	0
Percent Sold	5%	8%	9%	9%	10%	12%		13%	15%	18%	21%	27%	38%	60%	100%	Sold Out
Price	15,000	15,000	15,000	15,250	15,500	15,750		16,000	16,250	16,500	16,750	17,000	17,250	17,500	17,750	18,000
Commercial Lot Sales	30,000	45,000	45,000	45,750	46,500	47,250		48,000	48,750	49,500	50,250	51,000	51,750	52,500	35,500	0

UNBUILDABLE LOTS
Beg. Balance	935	937	927	917	907	897		887	877	867	857	847	837	827	817	807
Lots Added	0	0	0	0	0	0		0	0	0	0	0	0	0	0	0
Sales	10	10	10	10	10	10		10	10	10	10	10	10	10	10	0
Ending Balance	925	927	917	907	897	887		877	867	857	847	837	827	817	807	807
Cumulative Sold	10	20	30	40	50	60		70	80	90	100	110	120	130	140	140
Percent Sold	1%	2%	3%	4%	5%	6%		7%	8%	10%	11%	12%	13%	14%	15%	15%
Price	2,000	2,100	2,200	2,300	2,400	2,500		2,600	2,700	2,800	2,900	3,000	3,100	3,200	3,300	3,400
Unbuildable Lot Sales	20,000	21,000	22,000	23,000	24,000	25,000		26,000	27,000	28,000	29,000	30,000	31,000	32,000	33,000	0

OFFICE	0	0	0	0	0	0		0	0	0	0	0	0	0	0	250,000

Gross Sales - All Lots	159,600	273,000	402,000	601,750	841,500	999,250		1,037,000	1,074,750	1,112,500	1,005,250	1,038,000	1,070,750	1,039,500	977,500	522,000

Buildable Lots Beg. Period	182	174	160	140	166	129		137	95	103	115	78	91	54	39	8
Buildable Lots Sold	8	14	20	28	37	42		42	42	42	37	37	37	35	31	8
Lots at end Period	174	160	140	112	129	87		95	53	61	78	41	54	19	8	0
Percentage Remaining	96%	92%	88%	80%	78%	67%		69%	56%	59%	68%	53%	59%	35%	21%	0%

EXPENSES

Sale & Marketing (7.5%)	11,970	20,475	30,150	45,131	63,113	74,944		77,775	80,606	83,438	75,394	77,850	80,306	77,963	73,313	39,150
Overhead & Admin.	12,768	21,840	32,160	48,140	67,320	79,940		82,960	85,980	89,000	80,420	83,040	85,660	83,160	78,200	41,760
Profit (12%)	19,152	32,760	48,240	72,210	100,980	119,910		124,440	128,970	133,500	120,630	124,560	128,490	124,740	117,300	62,640
Development Costs	-	-	-	100,000	-	150,000		-	235,000	265,500		250,000	-	100,000	-	-
Taxes	113,994	104,822	99,745	91,195	88,586	76,880		79,047	63,597	67,511	77,318	59,920	67,645	40,109	23,383	-

Total Expenses	157,884	179,897	210,295	356,676	319,998	501,673		364,222	594,153	638,949	353,761	595,370	362,101	425,972	292,196	143,550
	-	-	-	-	-	-		-	-	-	-	-	-	-	-	-
Net Income	1,716		191,705	245,074	521,502	497,577		672,778	480,597	473,551	651,489	442,630	708,649	613,529	685,304	378,450

CASH FLOW	1,716	93,103	191,705	245,074	521,502	497,577		672,778	480,597	473,551	651,489	442,630	708,649	613,529	685,304	378,450

Discount Rate	12%

Discounted Value	1,716	74,221	136,452	155,749	295,914	252,088		304,331	194,105	170,767	209,762	127,246	181,893	140,605	140,227	69,141

PRESENT VALUE OF CASH FLOWS						$2,454,216

						$2,455,000	R

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 64

EXPOSURE TIME According to USPAP, Standards Rule 1-2(c) states that “When estimating market value, the appraiser should be specific as to the estimate of exposure time linked to the value estimate.”1

Reasonable exposure time is one of a series of conditions in most market value definitions. Exposure time is always presumed to precede the effective date of the appraisal. Exposure time may be defined as follows:

The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market.

The estimate of the time period for reasonable exposure is not intended to be a prediction of a date of sale or a one - line statement. The estimate may be expressed as a range, and be based on statistical information about days on market, information gathered through sales verification and interviews with market participants.

It is estimated that the subject would have required a six to eighteen month exposure period to sell at its estimated value.

MARKETING TIME Reasonable marketing time is an opinion of the amount of time it might take to sell a real or personal property interest at the concluded market value level during the period immediately after the effective date of an appraisal. Related information garnered through the process of estimating a reasonable marketing time includes other market conditions that may affect marketing time, such as the identification of typical buyers and sellers for the type of real or personal property involved and typical equity investment levels and/or financing terms. The reasonable marketing time is a function of price, time, use and anticipated market conditions, such as changes in the cost and availability of funds, and is not an isolated opinion of time alone.

Marketing time occurs after the effective date of the market value opinion. It is estimated that the subject would require a six- month to one-year marketing period to sell at the market value opinion of this report.

1 The Appraisal Foundation, Uniform Standards of Professional Appraisal Practice, 1996 edition, p. 14

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 65

STATEMENT OF CERTIFICATION

I certify that, to the best of my knowledge and belief:

•	The statements of fact contained in this report are true and correct.

•	The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions and conclusions.

•	I have no present or prospective interest in the property that is the subject of this report, and no personal interest with respect to the parties involved.

•	I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

•	My engagement in the assignment was not contingent upon developing or reporting predetermined results.

•
My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction that favors the cause of the client, the amount of the value opinion, estimate, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal,

•	My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

•	I have made a personal inspection of the property that is the subject of this report.

•	No one provided significant professional assistance to the person signing this report.

•
I certify that, to the best of my knowledge and belief, the reported analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute.

•	I certify that the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

•	As of the date of this report, I have completed the continuing education program of the Appraisal Institute.

Hector R. Ingram, MAI
NC General Appraiser #A2933

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 66

ASSUMPTIONS AND LIMITING CONDITIONS

•
 This is a Summary Appraisal Report that is intended to comply with the reporting requirements set forth under Standards Rule 2- 2(c) of the Uniform Standards of Professional Appraisal Practice (USPAP) for a Summary Appraisal Report. As such it represents only a summary discussion of the data, reasoning, and analyses that were used in the appraisal process to develop the appraisers opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated below. The appraiser is not responsible for unauthorized use of this report.

•
This report is specifically subject to the assumption that unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, PCB's, petroleum or diesel leakage, motor oil, hydraulic fluid, transmission fluid or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of nor did the appraiser become aware of such during the appraiser's inspection. The appraiser has no knowledge of such materials on or in the property unless otherwise stated. The appraiser, however, is not qualified to test such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value estimate is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility is assumed for any such conditions, nor for any expertise or engineering knowledge required to discover them.

•	No Phase 1 Environmental Risk Assessment was requested by the client, or furnished the appraiser.

•
The appraiser has considered the implications of the American Disabilities Act (ADA) of July 1990 and its relation to the property. The provisions regarding access to the subject property became effective on January 26th, 1992, and the client should be aware that while it appears as though limited access is available to parts of the subject, it does not comply with all of the provisions of the ADA. Full compliance with the provisions would require meeting the standards recommended by the "Americans with Disabilities Act Accessibility Guidelines for Buildings and Facilities" (ADAAG)[2]. The subject's value may be affected by the costs of compliance. We are not general contractors and recommend that the client obtain the services of a North Carolina Licensed General Contractor in order to estimate the costs of compliance. We have not allowed for the costs of such compliance in our estimate of value.

2 56 Fed. Reg. 35407 (to be codified at 36 C.F.R. Part 1191).

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 67

•	The owner of record is assumed to have free and clear fee simple title with no encumbrances that cannot be cleared through normal channels.

•	The information on which this appraisal is based has been obtained from sources normally used by the appraiser and is considered to be reliable, but is in no sense guaranteed.

•	No opinion of a legal or engineering nature is intentionally expressed or implied and no responsibility is assumed for matters of this nature.

•
The maps, plats and exhibits included herein are for illustration only, as an aid in visualizing matters discussed within the report. They should not be considered as surveys or relied upon for any other purpose.

•
Load bearing capacity of subsoil is assumed to be adequate for the existing or planned utilization of the site, but no borings or studied have been made by the appraiser, and the value conclusions may be affected by such factors.

•	The undersigned appraiser(s) reserve the right to alter their opinion of value on the basis of information withheld from them or not discovered during the normal course of diligent observation.

•
In the event that any material data provided the appraiser is found to be erroneous, the sole responsibility of Ingram & Company, Inc. is to provide an amended appraisal report based upon corrected the data.

•	It is assumed that the subject will meet all zoning, building, and life support requirements as established by the appropriate government agencies or will obtain any variances necessary.

•	Any liability of Ingram & Company, Inc., and its employees or contractors is limited to the fee collected for preparation of the appraisal. There is no accountability or liability to any third party.

•	Any costs incurred by Ingram & Company, Inc., including legal fees, involving the collection of appraisal fees arriving out of this assignment are the responsibility of the addressee.

•
The undersigned appraiser is not required to give testimony or to appear in court by reason of this appraisal, with reference to the property in question, unless prior written arrangements have been made.

•	Acceptance of and/or use of this appraisal report constitutes acceptance of these conditions.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 68

STATEMENT OF APPRAISER QUALIFICATIONS - HECTOR INGRAM, MAI

EDUCATION
University of North Carolina at Chapel Hill, B.A., 1989
American Institute of Real Estate Appraisers, Real Estate Appraisal Principles, 1990
American Institute of Real Estate Appraisers, Basic Valuation Procedures, 1990
Appraisal Institute, Income Capitalization Theory and Techniques, Parts A & B, 1991
Appraisal Institute, Discounted Cash Flow Analysis Seminar, 1994
Appraisal Institute, Applied Income Capitalization Seminar, 1994
Appraisal Institute, EDI, Statistical Analysis and Artificial Intelligence, 1996
Appraisal Institute, Appraising Special Purpose Properties, 1996
Appraisal Institute, Eminent Domain and Condemnation, 1998
Appraisal Institute, Appraisal of Nonconforming Uses, 2000
Appraisal Institute, Appraising Conservation Easements, 2000
Appraisal Institute, Regression Analysis Concepts and Applications, 2001
Appraisal Institute, Feasibility Analysis, Market Value & Investment Timing, 2002
Appraisal Institute, Analyzing Commercial Lease Clauses, 2002
Appraisal Institute, Environmental Issues, 2002
Appraisal Institute, Land Valuation and Adjustments, 2004
Appraisal Institute, Real Estate Investment Finance – Value and Investment Performance, 2005
Appraisal Institute, Uniform Appraisal Standards for Federal Land Acquisitions, 2006
Appraisal Institute, Valuation of Detrimental Conditions in Real Estate, 2007
Appraisal Institute, The Appraisal of Local Retail Properties, 2008
Appraisal Institute, Subdivision Valuation, 2008
Appraisal Institute, An Introduction to Valuing Green Buildings 2009
Appraisal Institute, Forum on Appraisal Issues From the Reviewers’ Perspective, 2009
Appraisal Institute, Valuation for Financial Reporting, 2009

PROFESSIONAL EXPERIENCE
Royal Military Academy Sandhurst – SMC 29 - Commissioned 1982
Armoured Cavalry Troop Leader – British Army, UK, Canada, Germany – Royal Hussars (PWO) 1982-1985
Fee Appraiser, The John Hooton Company, Wilmington,. NC, 1990 to 1994
President, Ingram, McKenzie & Company, Inc., Wilmington, NC, 1994 to 2007
President, Ingram & Company, Inc., Wilmington, NC, 2007 to Present
President, Board of Trustees, Historic Wilmington Foundation, 2002-2004
Various Appearances as an Expert Witness in Commissioners Hearings, Mediations and Arbitrations, 1994-2009 (6 years shown)
Expert Witness - Arbitration – Wilmington Holding Corp. v. Food Lion (Store 255) 10/7/04 File 1911
Expert Witness - 03 HER 1469 E. Darrigrand v. NCDEHNR, Raleigh, 11/30/04 File 1984
Expert Witness - 03-CVS-1466 T. Connor v. David Harless, Brunswick Co., 11/29/04 File 2114
Expert Witness – 05-CVS-1185 Atlantic Amusements, LLC v. Estate of Garland Garrett 07/24/06
Expert Witness – 08-05453-8-JRL B&M Holdings v. Easthaven Marina Group Bankruptcy EDNC 04/21/09 File 3993
Expert Witness – 07 CVD 4570 Stamey v. Stamey, Wilmington Nissan 06/03/09 File 3900
Expert witness – Property Tax Commission, Raleigh, NC – Old Towne Yacht Club 1/15/10

PROFESSIONAL ORGANIZATIONS
Member of the Appraisal Institute MAI #11433 Awarded 1998
President, Board of Directors of the NC Chapter of the Appraisal Institute (NCAI) 2008
Member, YAC & Leadership Development and Advisory Council of the Appraisal Institute, Washington, DC, 1997 - 2004
State Certified General Real Estate Appraiser, NC #A 2993 Awarded 1993

PARTIAL LIST OF CLIENTS
Branch Bank and Trust	SunTrust Bank	RBC Centura
First Citizens Bank	The Richardson Corporation	Martin Marietta Aggregates
Bryan Cave, LLP	New Hanover Co. Airport Authority	Wachovia Bank/Wells Fargo
BMW Financial Services, NA	US Marshals Office	Landfall Development
City of Wilmington	Wilmington Housing Authority	Morgan Stanley Mortgage Capital
NC Dept. of Transport	New York Life Insurance Co.	Ward and Smith, P.A., Attorneys
SmithKline Beecham	Bank of America	Cape Fear Community College
New Hanover County	Progress Energy	N.C. Coastal Federation
Corning, Inc.	New Hanover County Board of Education	Kilpatrick, Stockton, LLP
Blair Allison & Co., UK	Ecosystems Land Mitigation Bank Corp.	Zimmer Development
State of North Carolina	Womble, Carlyle, Sandridge & Rice	UNC Wilmington
Brunswick County Airport	The NC State Attorney General’s Office	FDIC
South Trust Bank	NC Department of Justice	Merrill Lynch Commercial Finance Corp.
N.C. Coastal Land Trust	The Coastal Resources Commission	Talbert & Bright, Engineers

Ingram & Company, Inc.